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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended 31 March  2003

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

23 April 2003
Number: 14/03

BHP BILLITON QUARTERLY REPORT ON EXPLORATION

AND DEVELOPMENT ACTIVITIES

January 2003 - March 2003

This report covers exploration and development activities for the quarter ended 31 March 2003. Unless otherwise stated, BHP Billiton's interest in the projects referred to in this report is 100 per cent, and references to quarters are based on calendar years.

PETROLEUM DEVELOPMENT

North West Shelf expansion, Australia (BHP Billiton 16.67%, non operated)

Overall progress on the fourth liquefaction processing train is 64 per cent complete and remains on schedule to start up in mid 2004. All major equipment is on site and construction is 30 per cent complete. The second trunkline is progressing in accordance with plan at 42 per cent complete. BHP Billiton's share of capital expenditure is US$237 million.

Minerva (BHP Billiton 90%, operated)

Work is progressing under a Lump Sum Turn Key contract awarded to a joint venture comprising McConnell Dowell Constructors (Australia) and Saipem (Portugal) for engineering and construction of the flowlines and gas plant facilities. The offshore drilling and completion of the two new subsea wells has been successfully completed and civil engineering works have commenced on the gas plant site near Port Campbell. Work is continuing on the onshore flowline and the horizontally directionally drilled flowline shore crossing. The project is on budget (BHP Billiton's share of capital expenditure is US$123 million) and on schedule for first gas production in the first quarter 2004.

Zamzama Field Development, Pakistan (BHP Billiton 38.5%, operated)

Phase 1 of the development of the Zamzama Gas Field is being executed on a fast track basis and will include drilling at least four wells and constructing two additional 140 MMcf/d processing trains. The drilling of the first well, Zamzama-3, commenced in July 2002 and was completed in October. The programme is proceeding on plan with the Zamzama-4 and Zamzama-5 wells now complete. The rig is moving to the site of Zamzama North and drilling there is expected to commence in late April 2003. The basic engineering design and the tendering process for the equipment packages and materials with long lead delivery times were complete in June 2002, and all of the equipment and materials are on site. Facilities construction is ongoing, pre-commissioning activities have commenced and the project is on track to meet its objectives. BHP Billiton's share of capital expenditure is US$40 million and first gas is scheduled for third quarter 2003.

OHANET Development, Algeria (BHP Billiton 45%, joint operating organisation comprising SONATRACH/BHP Billiton)

The OHANET Development consists of the development of four gas-condensate reservoirs in the Illizi Basin in southern Algeria. The project will provide a gas treatment facility with a capacity of 20 million standard cubic metres per day fed by 47 production wells, of which 32 will be new and 15 will be re-completions of existing oil producers. 3D seismic data across all reservoirs has been processed and incorporated into the reservoir models. By the end of March 2003 a total of 27 new wells had been drilled and completed and 15 existing wells had been re-completed. One horizontal well is currently being drilled but the last four wells have been deferred to allow three to four years of production history to be gathered. Overall construction progress is over 95 per cent. First production is scheduled for the second half of 2003, and BHP Billiton's share of capital expenditure is US$464 million.

ROD Integrated Development, Algeria (BHP Billiton 36.04%, joint operating entity comprising SONATRACH/BHP Billiton)

The ROD Integrated Development consists of the development of six satellite oilfields in the Berkine Basin in eastern Algeria. The project will produce 80,000 barrels of Sahara Blend crude oil per day, with associated gas being reinjected into the reservoir together with water to provide pressure support to the reservoir. 36 development wells will be required, 10 of which will be recompletions of already drilled wells. At the end of March 2003, 13 new development wells had been completed and the 14th was nearing completion. Procurement of all major equipment is complete. Erection of the first steelwork has commenced and overall project progress is 48 per cent complete. First production is scheduled for the end of first quarter 2004 and BHP Billiton's share of capital expenditure is US$179 million.

Caesar/Cleopatra Transportation Systems, Gulf of Mexico, USA (BHP Billiton interest in Caesar pipeline, 25%; interest in Cleopatra pipeline, 22%. Non-operated)

In February 2002, BHP Billiton acquired a 25 per cent interest in the Caesar oil pipeline and a 22 per cent interest in the Cleopatra gas pipeline which will transport product from the Mad Dog and Atlantis fields to pipelines closer to shore. During the quarter installation of the Caesar and Cleopatra pipelines was completed in the shallower sections of the system (S lays). Trials for installing the pipeline at deeper depths (J lays) concluded, with installation beginning on the Cleopatra J lay. The project is on budget (BHP Billiton's share of the capital cost is estimated at $100 million) and on schedule to commence operation coinciding with first production at BP's Holstein development, in advance of first hydrocarbon production from Mad Dog and Atlantis.

Mad Dog Development, Gulf of Mexico, USA (BHP Billiton 23.9%, non-operated)

BHP Billiton announced its sanction of the Mad Dog field in February 2002, approving up to US$335 million for development of the Gulf of Mexico oil and gas field. Construction continues on the hull (in Finland) and topsides (in the USA), with an estimated 39 per cent of the work complete at the end of March 2003. Drilling of development wells commenced during the quarter. First production remains on schedule and is expected at the end of calendar year 2004.

Atlantis Development, Gulf of Mexico, USA (BHP Billiton 44%, non-operated)

During the quarter, BHP Billiton completed funding for the Atlantis project, bringing our share of total project commitment to US$1.1 billion. Contracts have been awarded for the engineering, construction, commissioning and delivery of the topsides and semi-submersible production facilities. In February 2003 results of Atlantis-6 were announced, the first appraisal well to penetrate the Atlantis structure on the northern flank of the field. A sidetrack was also completed during the quarter, confirming the nature of the discovery in the initial wellbore. The well has been suspended for future completion. First production is scheduled for the third quarter 2006.

Greater Angostura Development, Trinidad (BHP Billiton 45%, operated)

In March 2003 BHP Billiton announced sanction of the first development phase of the Greater Angostura oil and gas field off the northeast coast of Trinidad. Phase one of the development involves engineering, construction and installation of production and transportation facilities required to recover the oil reserves of the field. The partners have also approved the project. During the quarter, Trinidad and Tobago's Ministry of Energy and Energy Industries approved the development plan submitted by the Block 2(c) partners. Additionally, the Environmental Management Authority issued Certificates of Environmental Clearance for the project. Detailed design for the central production platform, onshore terminal, and the first two unmanned wellhead protector platforms is underway. BHP Billiton's share of capital expenditure for the first phase is expected to be around US$327 million. First oil is scheduled for the end of calendar year 2004.

 MINERALS DEVELOPMENT

Aluminium

Mozal 2 Expansion, Mozambique (BHP Billiton 47.11%)

Construction work on the 253,000 tonne per annum Mozal II aluminium smelter project continued during the quarter with progressive handover of completed process systems to the smelter operations team. The first aluminium was cast from the new facilities on 7 April 2003 more than five months ahead of schedule. Full production is expected to be reached in the fourth quarter of 2003. Cost trends to date indicate that the project is likely to be completed well below the project budget of US$860 million (BHP Billiton share US$405 million).

The remaining construction work on the project is associated with the second half of the new Potline and this work is expected to be complete in the third quarter of 2003.

Hillside Expansion

Main construction work on the 130,000 tonne per annum Hillside III aluminium smelter project commenced on 1 April 2002, and at the end of March 2003 overall construction work has reached 55 per cent completion. The main civil works are complete and structural steel erection and cladding are nearing completion. Manufacture of process equipment is progressing on schedule and the first equipment has been installed on site. First metal production from the new potline facilities is expected in the first quarter of 2004, in line with revised schedule, and full production is expected by the end of the second quarter 2004. Expenditure to date remains in line with the budgeted US$449 million.

Base Metals

Escondida Phase IV Expansion, Chile (BHP Billiton 57.5%)

The Phase IV expansion project reached mechanical completion in September 2002 below the budgeted cost of US1,045 million (BHP Billiton share US$600 million). The project increases Escondida's annual concentrate capacity to 1.1 million tonnes of copper contained in concentrate.

The Phase IV expansion has achieved commercial production, with ramp up to full capacity proceeding as planned and expected to be reached by the end of April 2003. The project is fully operational and will no longer be included in this report.

Carbon Steel Materials

Dendrobium Coal Project, Australia

The Dendrobium Mine will be a low cost underground longwall operation capable of producing 5.2 Mtpa of raw coal resulting in 2.6 Mtpa of coking coal and 1Mtpa of thermal coal. The main customer for the coking coal is the BHP Steel Port Kembla steelworks located seven kilometres from the mine site.

Surface construction activities are nearing completion at three of the four main sites, being the coal loading facilities (Kemira Valley), mine surface facilities (Dendrobium) and the ventilation shaft. Construction associated with the washery upgrade is currently ramping up. The project is approximately 25 per cent complete with both of the underground access tunnels having reached the coal seam. The first Dendrobium production crews are currently being recruited.

Just over 50 per cent of the project's capital has been committed to date. The capital forecast and longwall startup schedule remain unchanged at US$170 million and May 2005 respectively.

Mining Area C Project, 'C Deposit', Australia (BHP Billiton 85%)

The project provides for the development of a mine, processing plant, 38 kilometre rail spur and associated infrastructure for an operation to build up to 15 Mtpa at Mining Area C, which is situated approximately 120 kilometres from Newman in Western Australia's Pilbara region. The capital cost is estimated to be US$213 million (BHP Billiton share US$181 million).

Construction work is progressing at both the plant and infrastructure rail and road sites and is over 50 per cent complete. Extraction of bulk sample material continued during the quarter with shipments to customers continuing. Overall the project is within budget and remains on schedule to commission in the fourth quarter of 2003.

A joint venture agreement has been signed with POSCO of South Korea for the development of the 'C Deposit' section of Mining Area C, whereby POSCO will take a 20 per cent interest in the deposit.

Products & Capacity Expansion Project (PACE), Australia (BHP Billiton 85%)

The project provides for the upgrade of the BHP Billiton rail and port facilities in a staged process to meet forecast increases in sales of iron ore over the next decade. The approvals cover the first stage of PACE, which will increase capacity to 81Mtpa by 2004. Further stages will provide for capacity levels to exceed 90 Mtpa. The estimated capital cost for Stage 1 is US$351 million (BHP Billiton share US$299 million).

Detailed engineering is nearing completion and construction work continues on schedule. The project is within budget and remains on track to commission in the second quarter of 2004.

Energy Coal

Mount Arthur North, Australia

The Mount Arthur North Mine will be capable of producing up to 15 million tonnes of raw thermal coal per annum when full production is achieved in 2006. Product will be supplied to both the export and domestic thermal coal markets. The project is proceeding to schedule with coal deliveries to Macquarie Generation commencing on 2 January 2003 as per contractual arrangements. Ramp up has progressed in accordance with expectations. Construction activities on the Export coal facilities and coal preparation plant remain on schedule. Some components are currently undergoing pre-commissioning and commissioning.

The project is progressing to plan and forecast cost to completion is within the approved budget of US$411 million.

PETROLEUM EXPLORATION

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 31 March 2003.
WELL	LOCATION	BHP BILLITON EQUITY	STATUS
Scallop-1	Australia, Vic/RL2	25% BHP Billiton; ESSO well operator	Plugged and abandoned. Encountered non commercial quantities of gas.
Maginnis-1	Western Australia, Browse Basin, WA302-P	33.3% BHP Billiton operator	Continuing.
Stybarrow-1	Western Australia, WA-255-P	50% BHP Billiton operator	Oil discovery. Plugged and abandoned. For more information see News Release of 25 February 2003.
Eskdale-1	Western Australia, WA-255-P	50% BHP Billiton operator	Plugged and abandoned. Non commercial hydrocarbon shows were observed over the primary objective interval. Preparing to run wire-line logs.
Chinook-3	Gulf of Mexico, Walker Ridge 469	40% BHP Billiton operator	At 21,840 feet. Drilling cement at 13 5/8 inch casing shoe.
Atlantis-6	Gulf of Mexico, Green Canyon 743	44% BHP Billiton; BP operator	For information on Atlantis-6 results see News Release of 10 February 2003.
Champlain-4	Gulf of Mexico, Atwater Valley 63	12.5% BHP Billiton; Unocal operator	At 7,050 feet, running riser.
Komodo-1	Gulf of Mexico, Green Canyon 569	22% BHP Billiton; Marathon operator	Plugged and abandoned. Reached total depth of 23,607 feet. Released rig on 24 March 2003.

MINERALS EXPLORATION

The exploration group of BHP Billiton Minerals continued to pursue global exploration opportunities for key commodities of interest to the group utilising both the Junior Alliance Program and in house generative capabilities. This has lead to continued growth and diversification in the exploration portfolio and increased quality exploration opportunities.

As part of the Junior Alliance Program, BHP Billiton entered into an agreement with Kalahari Diamonds Ltd to explore for diamondiferous Kimberlite pipes in Botswana using FALCONTM airborne gravity technology. BHP Billiton has subscribed for a 20 per cent shareholding in Kalahari Diamonds and has back-in rights to a majority interest position in significant discoveries made as a result of this initiative.

The three BHP Billiton FALCONTM airborne gravity platforms were active in flying projects for both BHP Billiton and its partner companies in Australia, South America and Africa.

Exploration by Rio Tinto near BHP Billiton's historic Magma mine in Arizona, USA has confirmed the existence of deep high grade porphyry copper mineralisation, which was previously announced by BHP Billiton in 1998. Rio Tinto has a right to earn a 55 per cent interest in the project, which has been renamed the Resolution Project.

Expenditure

Information related to exploration expenditure will be included in the BHP Billiton third quarter results, to be released on 7 May 2003.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com
Tracey Whitehead, Media Relations Tel: +61 3 9609 4202 Mobile: +61 419 404 978 email: Tracey.Whitehead@bhpbilliton.com	Ariane Gentil, Media Relations Tel: +44 20 7802 4177 email: Ariane.Gentil@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 23 April 2003